SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

__SCHEDULE 13D__

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CAMFLO INTERNATIONAL INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

_133659

(CUSIP Number)

Greg C. Burnett

750 West Pender Street, #604,

Vancouver, British Columbia, Canada  V6C 2T7

____________Telephone: (604) 669-2615_____________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

___________________October 7, 2003____________________

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  133659_______________________________________________________

1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greg C. Burnett      IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]

                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: __PF__

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Canadian

NUMBER OF                  7.       SOLE VOTING POWER

SHARES                              1,506,766 (*)

BENEFICIALLY               --------------------------------------------------

OWNED BY                   8.       SHARED VOTING POWER

EACH                                Nil

REPORTING                  --------------------------------------------------

PERSON                     9.       SOLE DISPOSITIVE POWER

WITH                                1,506,766

                           --------------------------------------------------

                           10.      SHARED DISPOSITIVE POWER

                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,506,766

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):           _20.3%__

(6,230,062 OUTSTANDING)

14.   TYPE OF REPORTING PERSON:                                     ____IN___

*Mr. Burnett directly holds 333,333 shares of Common Stock. Mr. Burnett also holds 40,100 stock options which entitle him to purchase 40,100 shares of Common Stock, 333,333 share purchase warrants which entitle him to purchase 333,333 shares of Common Stock, and a debenture which is convertible into 400,000 shares of Common Stock and 400,000 share purchase warrants which entitle him to purchase an additional 400,000 shares of Common Stock.

CUSIP No.  133659_______________________________________________________

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Camflo International Inc., a Yukon, Canada corporation, with its principal offices located at 750 West Pender Street, #1205, Vancouver, British Columbia, Canada  V6C 1H2(the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

        (a) This Schedule 13D is filed on behalf of Greg C. Burnett

     (b) Mr. Burnett’s business address is:

750 West Pender Street, #604, Vancouver, British Columbia, Canada   V6C 2T7.

(c)Mr. Burnett is a Director of the Issuer.

     (d) During the last five years Mr. Burnett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Burnett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of,

         or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Burnett is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

The source for all acquisitions has been personal funds and the anticipated source for exercise of outstanding stock options and warrants is personal funds.

                               Cost

                   No. of       Per       Total     Canadian Trading Status

Type                Shares    Share        Cost  Free Trading   4 Month Hold

Greg C. Burnett(person)

Private Placement

 Common Stock

 333,333  CDN$0.30   CDN$100,000      nil

333,333

 Warrants

 333,333      0.30

 100,000

  nil

333,333

Total              666,666

Stock Options

  40,100  CDN$0.13   CDN$  5,213

 40,100

  nil

Debenture

   CDN$ 40,000

 Common Stock

 400,000

400,000

  nil

 Warrants

 400,000  CDN$0.10   CDN$ 40,000

400,000

  nil

Total

 800,000

CUSIP No.  133659_______________________________________________________

Item 4.  Purpose of Transaction

         Mr. Burnett has acquired all his Common Shares of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer

Mr. Burnett owns of record 333,333 shares of Common Stock, as to which he possesses sole voting and disposition power. In conjunction with all stock options, share purchase warrants and convertible securities Mr. Burnett may be deemed to beneficially own an aggregate of 1,506,766 Common Shares of the Issuer, representing approximately

20.3% of the total Common Shares deemed outstanding (represented by 6,230,062 common shares currently issued and outstanding plus those common shares that would be issued upon Mr. Burnett’s exercise of stock options and share purchase warrants and conversion of convertible debentures).

On March 20, 2002, Mr. Burnett purchased a convertible debenture from the Issuer with a principal amount of CDN$40,000. The debenture has a five year term, accrues interest quarterly at a rate of 15%, with the principal and any accrued but unpaid interest convertible into units comprised of one common share and one share purchase warrant to purchase an additional common share of the Issuer, each common share at CDN$0.10 per share in the first and second years, CDN$0.15 per share in the third year, CDN$0.20 per share in the fourth year, and CDN$0.25 per share in the fifth year.

On March 20, 2002, Mr. Burnett was granted stock options to purchase 40,100 common shares of the Issuer at CDN$0.13 per share for a period of five years.

On October 7, 2003, Mr. Burnett completed a private placement of 333,333 units of the Issuer at a price of CDN$0.30 per unit, each unit consisting of one common share and one share purchase warrant to purchase an additional common share at CDN$0.30 per share for a period of one year.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

         Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 24, 2003

                                                           /s/Greg C. Burnett

                                                                  (Signature)

                                                              Greg C. Burnett

Attention:  Intentional  misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).